SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated November 1, 2005


                               CELLCO FINANCE N.V.

                                  Pareraweg 45
                                     Curacao
                              Netherlands Antilles

                    (Address of Principal Executive Offices)
                                 ------------------

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X|        Form 40-F: |_|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_|        No: |X|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_|        No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_|        No: |X|

Enclosure:        Report: "Operating and Financial Review and Prospects for the
                  Six-Month Period Ended June 30, 2005"

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

Overview

     This is the quarterly report for the six-month period ended June 30, 2005 of Cellco Finance N.V. ("Cellco Finance"), a Netherlands Antilles limited liability company ("naamloze vennootschap"). Cellco Finance's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey.

     On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the "1998 Restricted Notes"). On December 22, 1999 Cellco Finance issued $400,000,000 of 12.75% Senior Notes due 2005 pursuant to an Indenture dated December 22, 1999 between Cellco Finance and HSBC Bank USA (the "1999 Restricted Notes"). Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act.

     Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the "Credit Agreements").

     Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the "SEC") and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the "1998 Exchange Notes"). Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the "1999 Exchange Notes" and, together with the 1998 Exchange Notes, "Exchange Notes"; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the "Notes"). On October 8, 2003, Cellco Finance announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption of 15% Senior Subordinated Notes due 2005. The redemption price was 103.75% and the redemption was made on November 10, 2003.

     The terms "we," "us," "our" and similar terms refer to Cellco Finance and do not include or refer to Turkcell. We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject.

     The financial information contained in the following discussion and analysis has been prepared and is presented in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the financial statements and related notes as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004 included in the Cellco

Finance Annual Report for the year ended December 31, 2004, and the financial statements and related notes as of December 31, 2004 and June 30, 2005, and for each of the six-month periods ended June 30, 2004 and 2005 included herein. The information as of and for each of the six-month periods ended June 30, 2004 and 2005 are not audited.

     Certain statements contained below, including information with respect to our plans and strategy for our business, are forward looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

Operating Results

     Revenues. Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements. Revenues for the six-month periods ended June 30, 2004 and 2005 both amounted to $26,569,000.

     Expenses. Expenses consist primarily of interest paid on the Notes and taxes. Expenses for the six-month periods ended June 30, 2004 and 2005 both amounted to $26,569,000.

Critical Accounting Policies

     We have prepared our financials statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. Turkcell has fully repaid outstanding balance of the senior notes issued by us in 1999 on August 1, 2005.

Liquidity and Capital Resources

     We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell's operations, and any such additional indebtedness will be matched by claims on Turkcell.

     At June 30, 2005, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

     According to the 1999 Indenture, we cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

     The following table illustrates our major contractual obligations as of June 30, 2005.


US$ Million                     Payments due by period
Contractual Obligations         Total          Less than 1 year  1-3 years      4-5 years    After 5 years
-----------------------         -----          ----------------  ---------      ---------    -------------

Notes payable                   400.0          400.0             --              --            --
                                -----          -----
                                400.0          400.0             --              --            --
                                =====          =====


     Outstanding balance of the 12.75% Senior Notes has been fully paid on its maturity, August 1, 2005.

Research and Development, Patents and Licenses

     We have not had any research and development activities for the last three years. We own no patents.

Off-Balance Sheet Arrangements

     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

     The following table illustrates our major contractual obligations as of June 30, 2005.

US$ Million                                             Payments due by period
Contractual Obligations            Total      Less than 1 year    1-3 years     4-5 years  After 5 years
-----------------------            -----      ----------------    ---------     ---------  -------------

Notes payable                      400.0           400.0              --             --            --
                                   -----           -----
                                   400.0           400.0              --             --            --
                                   =====           =====


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk Management

     The fair value of the 1999 Notes decreased from $417.0 million at December 31, 2004 to $401.0 million at June 30, 2005.

     The following table sets forth as at December 31, 2004 and June 30, 2005 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

                                    December 31, 2004                              June 30, 2005
                           Carrying amount           Fair value           Carrying amount            Fair value
                                  $                       $                      $                         $
                            (in millions)            (in millions)        (in millions)              (in millions)

Financial instrument
1999 Notes                      400.0                    417.0                400.0                     401.0

     1999 Notes has matured on August 1, 2005. Turkcell has fully repaid the outstanding balance of the 1999 Notes on its maturity.

Interest Rate Risk Management

The following table sets forth as at December 31, 2004 and June 30, 2005 the principal and maturities of our indebtedness that is sensitive to interest rate fluctuations:


                                    December 31, 2004                              June 30, 2005
                           Carrying amount           Fair value           Carrying amount            Fair value
                                  $                       $                      $                         $
                            (in millions)            (in millions)        (in millions)              (in millions)

Financial instrument
1999 Notes                      400.0                   417.0                 400.0                     401.0

     1999 Notes has matured on August 1, 2005. Turkcell has fully repaid the outstanding balance of the 1999 Notes on its maturity.

                               CELLCO FINANCE N.V.
                          Curacao, Netherlands Antilles

                              Financial Statements

                                  June 30, 2005

Balance sheets at December 31, 2004
and June 30, 2005 (unaudited)

--------------------------------------------------------------------------------
                                                 December 31,        June 30,
                                                    2004               2005
Assets                                                              (unaudited)
-------------------------------------------------------------------------------
(in thousands of US dollars)

Current assets
Cash and cash equivalents (note 4)                         3                 3
Accrued interest receivable (note 5)                  21,250            21,250
Deferred financing costs (notes 3 and 5)               1,247               178
Loans receivables (notes 4 and 5)                    400,000           400,000
Other current assets and receivables                     308               233
                                                     -------           -------
Total current assets                                 422,808           421,664




                                                     -------           --------
                                                     422,808           421,664
                                                     -------           --------

--------------------------------------------------------------------------------
                                                 December 31,        June 30,
                                                    2004               2005
Liabilities and shareholders' equity                                (unaudited)
-------------------------------------------------------------------------------
(in thousands of US dollars)

Current liabilities
Accrued interest payable (note 5)                     21,250            21,250
Taxes payable (notes 3 and 6)                            299               224
Notes payable (notes 4 and 5)                        400,000           400,000
Unearned financing fee income (notes 3 and 5)          1,247               178
                                                    --------           --------
Total current liabilities                            422,796           421,652



Shareholders' equity
Common stock
Par value US$1.00; authorized 60,000, issued and
paid 12,000 shares (note 1)                               12                12
Retained earnings                                          -                 -
                                                    --------          --------
Total shareholders' equity                                12                12
                                                    --------          --------
                                                     422,808           421,664
                                                    --------          --------
See accompanying notes to the financial statements

Statements of operations for the six-month periods ended June 30, 2004 and 2005 (unaudited)

----------------------------------------------------------------------------------------------------------
                                                                        Six months ended June 30,
                                                                          2004              2005
--------------------------------------------------------------        -----------       -----------
        (in thousands of US dollars, except share data)               (unaudited)

Income
Interest income (notes 3 and 5)                                         25,500               25,500
Financing fee income (notes 3 and 5)                                     1,069                1,069
                                                                    ----------             --------
Total revenue                                                           26,569               26,569

Expenses
Interest expense (notes 3 and 5)                                       (25,500)             (25,500)
Financing cost (notes 3 and 5)                                          (1,069)              (1,069)
Operating and other expenses re-charged (note 1)                            55                   42
                                                                    ----------             --------
Income before taxes                                                         55                   42


Taxes on income (notes 3 and 6)                                            (55)                 (42)
                                                                    ----------             --------
Net income                                                                   -                    -
                                                                    ----------             --------


Basic and diluted earnings per common share                                  -                    -
                                                                    ----------             --------

Weighted average number of common shares
outstanding                                                             12,000               12,000
                                                                    ----------             --------



See accompanying notes to the financial statements

Statements of cash flows for the six-month periods ended June 30, 2004 and 2005 (unaudited)

--------------------------------------------------------------------------------
                                                     Six months ended June 30,
                                                       2004          2005
---------------------------------------------------------------  ---------------
(in thousands of US dollars)                             (unaudited)

Cash flows from operating activities:
Net income                                                 -            -

Changes in assets and liabilities:
Other current assets and receivables                      34           75
Accrued income taxes                                     (34)         (75)
                                                      ------       ------
Net cash used in operating activities                      -            -


Cash flows from financing activities:
Deferred financing costs                               1,070        1,069
Unearned financing fees                               (1,070)      (1,069)
                                                      ------       ------
Net cash provided by financing activities                  -            -
                                                      ------       ------

Net increase in cash and cash equivalents                  -            -

Cash and cash equivalents at the beginning of period       3            3
                                                      ------       ------
Cash and cash equivalents at the end of period             3            3
                                                      ------       ------

Supplemental cash flow information:
Interest paid                                         25,500       25,500
Taxes paid                                               117          117




See accompanying notes to the financial statements

Cellco Finance N.V.

Notes to the financial statements as of December 31, 2004 and for the six months period ended June 30, 2004 and 2005 (unaudited).


(1)  Activities and ownership

     Cellco Finance N.V. (the "Company") was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Pareraweg 45, Curacao, the Netherlands Antilles, and is registered with the trade registry of the Chamber of Commerce and Industry in Curacao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the "Foundation"). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curacao N.V., a Netherlands Antilles trust company (the "Trust Company"). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

     The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The Company issued $300,000,000 15% Senior Subordinated Notes (the "Senior Subordinated Notes") due 2005 (which was redeemed on November 10, 2003) and $400,000,000 12.75% Senior Notes (the "Senior Notes") due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

     Shareholders' equity consists of the following at December 31, 2004 and June 30, 2005 (unaudited):

----------------------------------------------------------------------------------------------------------------
                                                                            Common stock             Total
                                                                      --------------------------
                                                                         Shares       Amount     Shareholders'
                                                                                                    equity
----------------------------------------------------------------------------------------------------------------
(in thousands of US dollars, except share data)

Balance at December 31, 2004 and June 30, 2005 (unaudited)               12,000          12              12
                                                                      ------------------------------------------


The Company had no comprehensive income for the six months ended June 30, 2004 and 2005 (unaudited).

(2)  Basis of preparation of financial statements

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's year-end is December 31. These financial statements cover the six month-period ended June 30, 2005. The comparative figures for 2004 in the statements of operations and cash flows cover the six month-period ended June 30, 2004.

     The financial statements and related notes for the six month periods ended June 30, 2004 and 2005 are unaudited and in the opinion of management, such interim financial statements include all adjustments(consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year or any other interim period.

     At June 30, 2005, substantially all of the Company's assets represent amounts receivable from Turkcell. The Company's results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey.

     The Company is considered a Variable Interest Entity ("VIE") under the guidance of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as revised in December 2003 ("FIN 46 (R)") and consolidated in the consolidated financial statements of Turkcell.

     The Company has continued to receive timely payments from Turkcell on its Note receivable and believes that Turkcell will continue to be able to service its debt on a timely basis.

(3)  Summary of significant accounting policies

     Significant accounting policies followed in the preparation of the financial statements referred to above are set out below:

     (a)  Revenue and expense recognition

     The accrual basis of accounting is followed for the recognition of revenue and expenses.

     (b)  Deferred financing cost and unearned financing fees

     Financing costs incurred in connection with the issuance of the Notes, which were recharged by the Company to Turkcell, are deferred and are amortized over the terms of the Notes as an adjustment to financing fee income and financing costs. Other costs relating to the issuance of the Notes are paid directly by Turkcell.

     (c)  Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (d)  Earnings per share

     The Company adopted SFAS No. 128, "Earnings Per Share". In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

     (e)  Foreign currency transactions

     Transactions denominated in currencies other than US Dollar are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in currencies other than US Dollar are converted into US Dollar at the exchange rates ruling at the balance sheet date with the resulting exchange differences recognized in the determination of income.

(4)  Fair value of financial instruments

     The Company's financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents

     The carrying amounts approximate fair value because of the short maturity of those instruments.

     Loans receivable and notes payable

     The fair values of loans receivable and notes are estimated based on the quoted market prices.

     The estimated fair values of the Company's financial instruments are as follows:

--------------------------------------------------------------------------------
                                    December 31, 2004        June 30, 2005
                                  ---------------------- -----------------------
                                   Carrying        Fair    Carrying        Fair
                                     amount       value      amount       Value
--------------------------------------------  ---------- ----------- -----------
(in thousands of US dollars)

Cash and cash equivalents                 3           3           3           3
Loans receivable                    400,000     417,000     400,000     401,000
Notes payable                       400,000     417,000     400,000     401,000

(5) Loans receivable, accrued interest receivable, notes payable, accrued interest payable and premium on redemption of notes.

     12.75% Senior Notes due 2005

     The Company issued $400,000,000 aggregate principal amount of 12.75% Senior Notes due 2005 on December 22, 1999.

     Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000 net of financing fees.

     Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12.75% Senior Notes of the Company (the "Senior Notes"). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

     Principal, maturity and interest:

     The Senior Notes are limited in aggregate amount to $500,000,000, $400,000,000 of which was issued in the offering, and $100,000,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005.

     Interest accrues at the rate of 12.75% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceding January 15 and July 15.

     Redemption:

     The Senior Notes may be redeemed, in whole, at the Company's option, upon 30 to 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations there under) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

     Security:

     The payment of all obligations under the Issuer Credit Agreement dated December 22, 1999 is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

     Covenants:

     The governing Indenture contains certain customary covenants that limit the ability of the Company, Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

(6)  Taxes on income

     The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company's taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of $80,000,000.

(7)  Management agreement

     On January 27, 1998, the Company signed a management agreement with Amicorp Curacao N.V., a Netherlands Antilles trust company. Under this agreement, Amicorp Curacao N.V. shall be managing director of the Company and will be responsible for the operations of the Company.

(8)  Subsequent events

     The Senior Notes and related accrued interest were fully paid on August 1, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                CELLCO FINANCE N.V.
                                                By: Amicorp Curacao N.V.
                                                Managing Director


                                                By: /s/ PIETER COX
                                                    -------------------------
                                                Name:   Pieter Cox
                                                Title:  Managing Director



Dated: November 1, 2005